SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of October 2007
CERAGON NETWORKS LTD.
(Translation of registrant’s name into English)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82

EX-99.1: UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Explanatory Note
            Ceragon Networks Ltd. is furnishing on this Form 6-K its unaudited interim consolidated financial statements for the nine months ended September 30, 2007 and September 30, 2006, which are included in its Registration Statement on Form F-3/A filed with the U.S. Securities and Exchange Commission on October 26, 2007.
Signature
             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2007	CERAGON NETWORKS LTD.
	By:	/s/ Norman Kotler
Norman Kotler
General Counsel and Corporate Secretary

Exhibit Description
Exhibit 99.1 – Unaudited Interim Consolidated Financial Statements